UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

MAINLAND RESOURCES, INC.
 (Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.0001 PER SHARE
 (Title of Class of Securities)

560613101
 (CUSIP Number)

PARKLANE INVESTMENTS INC.
1 ALEXANDER ROAD, KINTNERSVILLE, PENNSYLVANIA 18930
TELEPHONE NO. (908) 968-0838

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2010
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e0< 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. Names of Reporting Person: PARKLANE INVESTMENTS INC.

2. Check the Appropriate Box if a Member of a Group (SEE Instructions)
(a) ☐
(b) ☐

3. SEC Use Only:

4. Citizenship or Place of Organization

STATE OF NEVADA

Number of Shares Beneficially by Owned by Reporting Person With:

7. Sole Voting Power: 1,470,000(1)

8. Shared Voting Power: -0-

9. Sole Dispositive Power: 1,470,000(1)

10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Reporting Person: 1,470,000(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS):

13. Percent of Class Represented by Amount in Row (11): 1.8%(2)

14. Type of Reporting Person (SEE Instructions): CO

(1) This figure consists of 274,500 shares of common stock held of record by Parklane Investments, Inc., of which Nicholas Thompson is the sole officer and director, thus having sole dispositive and voting power over the shares. The 274,500 shares of common stock were increased to 16,470,000 shares of common stock of the Issuer in accordance with forward stock splits as follows:  (i) 20 for 1 as approved by the board of directors of the Issuer and effectuated by FINRA on approximately March 11, 2008 resulting in 5,490,000 shares held of record; (ii) 1.5 for 1 as approved by the board of directors of the Issuer and effectuated by FINRA on approximately May 29, 2008 resulting in 8,235,000 shares held of record; and (iii) 2 for one as approved by the board of directors of the Issuer and effectuated by FINRA on approximately July 15, 2009 resulting in 16,470,000 shares held of record.  On October 5, 2010, the reporting person finalized execution of five separate share sale agreements to sell an aggregate of 15,000,000 shares to five unrelated parties.

(2) Based on 80,969,502 shares of the Issuer's common stock issued and outstanding as of May 31, 2010.

The class of equity securities to which this statement relates is shares of common stock, par value $0.0001 per share (the "Shares"), of Mainland Resources, Inc., a corporation organized under the laws of the State of Nevada (the "Issuer"). The principal executive office of the Issuer is; 21 Waterway Avenue, Suite 300, The Woodlands, Texas 77380 USA

ITEM 2. IDENTITY AND BACKGROUND

A. NAME OF PERSON FILING THIS STATEMENT:

This statement is filed by Parklane Investments Inc. (the "Reporting Person"). By the duly authorized representative signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

B. RESIDENCE OR BUSINESS ADDRESS:

The business address of the Reporting Person is 1 Alexander Road, Kintnersville, Pennsylvania 18930.

C. PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT:

The Reporting Person is a corporation organized under the laws of the State of Nevada to engage in investment opportunities.

D. CRIMINAL PROCEEDINGS:

During the last five years, neither the Reporting Person nor Mr. Thompson have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

E. CIVIL PROCEEDINGS:

Nicholas Thompson :  On January 3, 2008, pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934 (“Exchange Act”), Mr. Thompson entered into an Offer of Settlement with the Securities and Exchange Commission (the “Commission”) without admitting or denying the findings of the Commission.  The Commission found that vFinance aided and abetted by Nicholas Thompson failed to retain and produce documents promptly.  As a result Thompson caused vFinance Investment, Inc.’s violations of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) and 17a-4(j) thereunder.  The Commission found that Mr. Thompson communicated with customers using email accounts outside the VFinance network, only keeping copies of those communications on his computer and periodically deleting documents.

The Commission imposed the following sanctions and ordered that (i) Mr. Thompson cease and desist from causing any violations and any future violations under Section 17(a) of the Exchange Act and Rules 17a-(b)(4) and 17a-4(j) thereunder; (ii) Mr. Thompson was barred from association with any broker or dealer for a period of 5 years;  and (iii) payment of $30,000 as a civil penalty to the US Treasury.

Other than as outlined herein during the last five years, neither the Reporting Person nor Mr. Thompson have been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 5, 2010, the reporting person finalized execution of five separate share sale agreements to sell an aggregate of 15,000,000 shares to five unrelated parties for aggregate proceeds of $50,000 as follows: (i) on September 30, 2010, the Reporting Person agreed to sell 3,000,000 common shares to Plassendale Limited for US$0.033· per share; (ii) on September 30, 2010, the Reporting Person agreed to sell 3,000,000 common shares to Ironwood Limited for US$0.033· per share; (iii) on September 27, 2010, the Reporting Person agreed to sell 3,000,000 common shares to Dytor Limited for US$0.033· per share; (iv) on September 23, 2010, the Reporting Person agreed to sell 3,000,000 common shares to Walcott Limited for US$0.033· per share; and (v) on September 20, 2010, the Reporting Person agreed to sell 3,000,000 common shares to Greatbelt Limited, for US$0.033· per share.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer's shares as described in Item 3 for investment purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity  securities of the Issuer becoming  eligible for termination of registration  pursuant to Section  12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a) As of October 5, 2010, the Reporting Person was the beneficial owner of 1,640,000 shares (or approximately 1.8%) of the Issuer's common stock.

(b) As of October 5, 2010, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 1,640,000 shares (or approximately 1.8%) of the Issuer's issued and outstanding common stock.

(c) As of October 5, 2010, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d) As of October 5, 2010, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PARKLANE INVESTMENTS INC.

Dated: October 6, 2010.	By:	/s/ NICHOLAS THOMPSON
NICHOLAS THOMPSON, PRESIDENT